Filed by Constellation Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

US Elemental Files Form S-4 Registration Statement in Connection with Proposed Business Combination with HiTech Minerals and Constellation Acquisition Corp. I

Filing Marks Key Milestone Toward the Proposed Listing of US Elemental Inc. on Nasdaq Under the Ticker Symbol “ULIT”

New York, New York, June 4, 2026 – HiTech Minerals Inc. (“HiTech Minerals”), a wholly owned subsidiary of Jindalee Lithium Limited (“Jindalee”) (ASX: JLL), and Constellation Acquisition Corp. I (“Constellation”) (OTCPK: CSTAF), a special purpose acquisition company sponsored by affiliates of Antarctica Capital, LLC (“Antarctica”), today announced that they have filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. This filing marks an important milestone toward the closing of the proposed business combination and anticipated listing of US Elemental Inc. (“US Elemental” or the “Company”) on Nasdaq under the ticker symbol “ULIT.”

The proposed business combination, which was announced on April 9, 2026, would result in HiTech Minerals becoming a wholly owned subsidiary of US Elemental, a newly formed U.S. lithium development company. Upon closing, US Elemental will hold the McDermitt Lithium Project in Oregon, one of the largest potential lithium resources in the United States with a mineral resource estimate of approximately 21.5 million tonnes1 of lithium carbonate equivalent (LCE) as well as the Clayton North Project in Nevada.

The proposed transaction is expected to position US Elemental to advance large-scale domestic lithium resources at a time of increasing demand for critical minerals within the United States and if completed, would provide access to U.S. institutional investors and capital markets through a Nasdaq listing.

Ian Rodger, Chief Executive Officer of Jindalee and incoming Chief Executive Officer of US Elemental, commented:

“The filing of the Form S-4 represents a significant step forward in our process to establish US Elemental as a publicly listed U.S. company. We believe this milestone reflects the strength of the McDermitt Project and the team’s commitment to bringing what we view as one of the most compelling domestic lithium assets to U.S. investors. We look forward to continuing to advance this process and sharing more details as they become available.”

Chandra Patel, Chairman and Chief Executive Officer of Constellation and Managing Partner of Antarctica Capital, added:

“We are pleased to reach this important milestone in the path toward closing. The filing of the S-4 is a key step in our timeline and reflects the continued collaboration across all parties. We remain focused on executing the next phases of this process and delivering on our commitment to create long-term value for shareholders.”

TRANSACTION OVERVIEW

The proposed business combination implies a pro forma enterprise value of approximately $576 million. Under the terms of the definitive business combination agreement:

●	HiTech Minerals will become a wholly owned subsidiary of US Elemental;

●	Jindalee is expected to roll 100% of its equity interest in the U.S. assets and retain approximately 80% or more of US Elemental following closing, subject to customary adjustments including shareholder redemptions and additional financing;

●	The transaction contemplates a capital raise of approximately $20–30 million, including a $4 million PIPE investment from affiliates of Antarctica Capital;

●	The combined Company is expected to have approximately $15 million of cash on the balance sheet at closing, after transaction-related expenses.

The transaction is expected to close in the second half of 2026, subject to regulatory and customary closing conditions, including approval by shareholders of both Constellation and Jindalee.

IMPORTANT INFORMATION FOR SHAREHOLDERS

Investors will be able to obtain free copies of the Registration Statement and other documents containing important information about the parties once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Documents filed by Constellation may also be obtained free of charge by written request to Constellation Acquisition Corp. I, 1290 Avenue of the Americas, New York, NY 10104.

Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus included in the Registration Statement and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the business combination, because these documents will contain important information about the parties and the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

ADVISORS

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, is acting as capital markets advisor and placement agent in connection with the Transaction and associated PIPE financing.

Alliance Advisors, LLC has been engaged to provide investor relations and communications support in connection with the Transaction, including investor messaging, market engagement and announcement execution support.

Perkins Coie LLP are acting as US legal counsel to Jindalee. Piper Alderman are acting as Australian legal counsel to Jindalee. Kirkland & Ellis LLP are acting as US legal counsel to Constellation.

ABOUT US ELEMENTAL

US Elemental Inc. is a U.S. lithium development company focused on advancing large-scale domestic lithium resources. The Company’s portfolio includes the McDermitt Lithium Project in Oregon and the Clayton North Project in Nevada, which are positioned to support growing demand for battery materials and critical minerals in the United States.

ABOUT JINDALEE

Jindalee Lithium is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the U.S. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. In November 2024 the Company completed a Pre-Feasibility Study1 (PFS) confirming McDermitt’s scale, long-life, and low-cost production potential, with strong engagement from US government agencies, including the Department of Energy.

ABOUT CONSTELLATION ACQUISITION CORP. I AND ANTARCTICA CAPITAL

Constellation Acquisition Corp. I (“CSTA”) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination. CSTA is led by executives of Antarctica Capital, an international investment firm headquartered in New York with $10 billion of assets under management as of December 31, 2025. Antarctica Capital is dedicated to investments in public and private markets and the establishment of long-term capital vehicles to leverage this investment focus. For more information about CSTA, visit https://constellationacquisition.com. For more information about Antarctica Capital, visit https://antarcticacapital.com.

NO OFFER OR SOLICITATION

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, Constellation, Jindalee, the Company and HiTech Minerals (together, the “Contracting Parties”) prepared and US Elemental filed a Registration Statement with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of the Company in connection with the completion of the Transaction. After the Registration Statement has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This press release is not a substitute for the Registration Statement or for any other document that Constellation and/or the Company may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

FORWARD LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of the Company following the Transaction, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of the Company following the consummation of the Transaction; (5) statements regarding the Company’s operations following the Transaction; (6) the amount of redemption requests made by Constellation’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of the Company or HiTech Minerals, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of the Company or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Contracting Parties; (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of the Constellation, the Company or HiTech Minerals; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in the press release, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement and in those other documents that Constellation has filed, or that the Company and Constellation will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of the press release. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of the press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech Minerals and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

Contacts:

US Elemental:

Investors

Bryan Baritot

Alliance Advisors IR

USElementalIR@allianceadvisors.com

Media

Fatema Bhabrawla

fbhabrawala@allianceadvisors.com

Constellation:

Investors/Media

Pro-AntarcticaPR@prosek.com

Foot notes:

1)	Prepared and reported under the Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves (Joint Ore Reserves Committee (JORC) Code, 2012 Edition)

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